AMENDMENT AGREEMENT

This Amendment Agreement (the "**Agreement**") is made and entered as of the 27 day of November, 2007, by and between Vuance Ltd. (formerly, Supercom Ltd.) (the "**Company**"), and Special Situations Fund III, L.P. (the "**Holder**").

WHEREAS, the Holder is the holder of a $33,000 convertible bond issued by the company on November 20, 2006, a copy of which is attached hereto as **<u>Exhibit A</u>** (the "**Bond**"); and

WHEREAS, pursuant to Section 9 of the Bond, if the Company fails to meet certain EBITDA set forth in Section 9.11 thereof, the Holder may accelerate repayment of the outstanding principal amount of the Bond, whereupon same "and all accrued Interest that would have been due up to the Maturity Date will immediately become due and payable in cash"; and

WHEREAS, the Company has provided immediate notice to the Holder that it is anticipated that the Company would fail to meet the EBITDA for 2007; and

WHEREAS, following said notice, the Company and the Holder had held discussions which were successfully concluded in an agreement, pursuant to which the Holder shall not exercise its said right to accelerate and the Bond will be amended in the manner hereinafter set forth; and

WHEREAS, the parties wish to reduce to writing the agreement that they have reached and amend the Bond accordingly;

NOW THEREFORE, the parties hereby agree as follows:

1. The preamble to this Agreement is an integral part hereof and constitutes an inseparable part of the body of the Agreement.
2. Capitalized terms used but not defined herein, directly or by reference, shall have the meaning ascribed thereto in the Bond.
3. The Holder hereby irrevocably and unconditionally waives its right pursuant to Section 9 of the Bond to accelerate and cause the outstanding Principal Amount and all accrued Interest that would have been due up to the Maturity Date to immediately become due and payable in cash, due to the failure by the Company to meet, according to its audited financial statements, EBITDA of ($1M) for the fiscal year 2007.
4. Section 4 of the Bond shall be, and it hereby is, amended by replacing the figure "$0.85" (which, as a result of the recent reverse split of the Company's shares would, but for this amendment, be adjusted to $5.00) with the figure "$4.25".
5. The additional shares resulting from the change as mentioned in section 4 hereinabove will be subject to the Registration Rights Agreement as was signed between the Company and the Holder on November 20, 2006.
6. Section 9 of the Bond shall be, and it hereby is, amended by deleting the words, "that would have been due up to the Maturity Date", from the 2nd and 3rd lines.
7. Section 9.11 of the Bond shall be, and it hereby is, amended to read as follows:

"The failure by the Company to meet, according to its audited financial statements, any of the following EBITDA in any of the following fiscal periods:

2008: $0.00
2009 (1st half): $0.5M

8. Except as herein expressly agreed, the Bond is hereby confirmed and ratified and shall remain in full force and effect according to its terms.

IN WITNESS WHEREOF, the parties have caused this Amendment Agreement to be duly executed and delivered as of the day and year first above written.

VUANCE, LTD.

By: /s/ Eyal Tuchman
Its. CEO

By: /s/ Lior Maza
Its. CFO

SPECIAL SITUATIONS FUND III, L.P.

By: /s/ David Greenhouse
Its. Partner